June 8, 2010
VIA FEDERAL EXPRESS AND EDGAR
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Mail Stop 9
Washington, DC 20549-3561

Re:	Graphic Packaging Holding Company Form 10-K for the Fiscal Year Ended December 31, 2009 filed February 23, 2010 File No. 001-33988
Dear Mr. Reynolds:
     Graphic Packaging Holding Company (the “Company”) is hereby responding to the comments contained in your letter dated May 24, 2010 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”). The comments of the Staff are set forth in bold and italicized text below and the Company’s responses are set forth in plain text immediately beneath each comment.
Management Discussion and Analysis, page 19
Liquidity and Capital Resources, page 28
1.	We note references to increased cash from operations attributed primarily to alternative fuel tax credits. You state on page 21 and elsewhere that the “tax credit expired on December 31, 2009.” In future filings please clarify any material effect the expiration of the tax credit has on your liquidity and capital resources. For example, it is unclear if you believe the other sources of liquidity will be necessary to replace the tax credit, and if so, what those sources would be.
     The Company considered the increased cash from operations due to the alternative fuel tax credit as a one-time benefit in 2009 that provided a surplus to previously forecasted cash from operations that would have been sufficient to meet its obligations and projected capital expenditure and debt reduction targets. The Company currently expects to generate sufficient funds to meet its obligations and commitments in 2010 and in the foreseeable future without reliance on any similar tax credits. In future filings, the Company will clarify that the expiration of the alternative fuel tax credit is not expected to negatively impact the Company’s ability to fund operations, make appropriate capital expenditures or meet its annual debt reduction targets.

Note 10 — Financial Instruments, Derivatives and Hedging Activities, page 67
Interest Rate Risk, page 68
2.	We note that you recorded in the fourth quarter of 2009 a non-cash credit to interest expense of $13.8 million related to an interest rate swap assumed in 2008 to correct an error in accounting for the interest rate swap. Please provide us with your analysis that supports your conclusion that the correction of the error in the fourth quarter of 2009 was not material to either any annual or quarterly period impacted by the error.
     The Company assumed an interest rate swap as part of its acquisition of the business of Altivity Packaging, LLC in March 2008. In August 2008, this swap was properly designated as an effective hedge and the Company began quarterly evaluation of the swap for hedge effectiveness and began recording the subsequent fair value adjustments in Accumulated Other Comprehensive (Loss) Income. This assumed derivative had a fair value at the designation date representing a $14 million liability. Accordingly, as the fair value of the interest rate swap returned to zero over the remaining term of the instrument, the corresponding reduction in the designation-date liability accumulated in Other Comprehensive (Loss) Income.
     During the preparation of the 2009 annual consolidated financial statements, the Company determined that it had been incorrectly accounting for the change in the designation-date fair value of the swap from August 2008 through the third quarter of 2009. The Company should have been amortizing the designation-date fair value of the swap on a straight line basis to reduce interest expense. Accordingly, interest expense was overstated from August 2008 until it was corrected in the fourth quarter of 2009 when the Company recorded a non-cash credit to interest expense of $13.8 million to correct the error. The swap expired on January 4, 2010.
     The following table shows the impact by quarter of the overstatement of interest expense, which resulted in the understatement of Net (Loss) Income.

(In millions)
Period	QTD
3Q 2008	$1.3
4Q 2008	2.5
1Q 2009	2.5
2Q 2009	2.5
3Q 2009	2.5

     The impact on earnings per share per quarter would have been less than $.01 per share in each quarter affected.

     In coming to its conclusion that the previously issued financial statements were fairly stated in all material respects and that any restatements of prior periods were not required, the Company considered the materiality of the inadvertent error, including the impact on a quarter-to-quarter basis to EBITDA, Credit Agreement EBITDA and operating cash flow, as well as several quantitative and qualitative factors.
     EBITDA is the primary metric by which management of the Company measures its overall performance. EBITDA is also the key input to the Company’s debt covenant compliance. Accordingly, the Company uses EBITDA regularly in its investor and analyst presentations.
     Management believes there are five significant groups that use and rely on the Company’s financial statements: (1) the Company’s stockholders, (2) owners of the Company’s senior and subordinated notes, (3) the lenders under the Company’s term loan and revolving credit facilities, (4) trade creditors, and (5) customers. Listed below each group are the key financial and operational measurements that management believes are important to such group.
     Stockholders
•	EBITDA

•	Credit Agreement EBITDA

•	Free cash flow

•	Liquidity

•	Product Volumes

•	Change in the absolute level of indebtedness
     Senior Lenders
•	Credit Agreement EBITDA

•	Leverage Ratio

•	Cash Flows (to ensure semiannual interest payments)
     Senior/Subordinated Note Holders
•	De-leveraging activities

•	Cash Flow (to ensure semiannual interest payments)
     Trade Creditors
•	Liquidity

•	Working Capital

•	Cash Flow
     Customers
•	Liquidity

•	Working Capital

     Because the error in accounting for the interest rate swap was a non-cash adjustment to interest expense, the Company’s EBITDA, Credit Agreement EBITDA, operating cash flow and liquidity have not changed. The Company, therefore, does not believe there is a material impact to the stakeholders listed above. In addition, the Company provided full disclosure of the nature and amount of the error to allow readers of the financial statements to calculate the net effect on each quarterly and annual period affected.
     The Company also considered the impact on Net (Loss) Income and earnings per share and determined that the adjustments to the quarters would not have changed a Net Loss to Net Income or vice versa and the seasonal trend has been maintained. As noted above, Net (Loss) Income is a less important measure to the key users of the financial statements, and the change in this item on a percentage basis is not relevant as results of operations are near breakeven.
     From a balance sheet perspective, there is no impact on total stockholders’ equity.
Analysis of Materiality to Company Stakeholders pursuant to SAB 99
     The Company considered and evaluated the SEC Staff Accounting Bulletin No. 99 (“SAB 99”) qualitative factors that should be taken into account when making a determination of the materiality of a misstatement as set forth below:

GPHC's Application to the
SAB 99 Qualitative Considerations	Inadvertent Error
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The error arose from an item that could be precisely identified and measured.
Whether the misstatement masks a change in earnings or other trends.	The error did not mask a change in earnings or earnings trends for any of the periods.
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	The Company notes that the error resulted in an overstatement of interest expense so the correction improved results. The Company does not provide Net (Loss) Income or earnings per share guidance. Several high yield analysts do forecast Credit Agreement EBITDA, which was not impacted.

GPHC’s Application to the
SAB 99 Qualitative Considerations	Inadvertent Error
Whether the misstatement changes a loss into income or vice versa.	The error did not change a net loss into income, or vice versa, in any period.
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	The error did not impact income from operations, so it did not impact the reported results of segments.
Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The Company has no regulatory requirements that would be/have been impacted by the correction.
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The error did not have any impact on compliance with loan covenants or other contractual requirements as such requirements are based on EBITDA.
Whether the misstatement has the effect of increasing management’s compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	The error did not impact operating EBITDA or cash flow, which are the key metrics that impact compensation of management.
Whether the misstatement involves concealment of an unlawful transaction.	The error did not involve concealment of an unlawful transaction. This was an inadvertent error.

Note 20 — Earnings Per Share, page 77
3.	It appears that you do not include restricted stock awards in your computation of basic earnings per share. Please tell us whether the restricted stock awards allow holders to receive nonforfeitable dividends before the awards vest. If so, explain to us how you considered FASB ASC 260-10-45-61 (FSP EITF 03-06-1) with regards to including the restricted stock awards within the computation of basic earnings per share.
     The stock awards shown in the table on page 77 are restricted stock units, which do not allow holders to receive any dividends before the awards vest. In addition, the Company is restricted by covenants contained in its Credit Agreement and certain debt indentures from making dividend payments.
Consent of Independent Registered Public Account Firm, Exhibit 23.1
4.	We note that Ernst & Young LLP and PricewaterhouseCoopers LLP consented to the incorporation by reference of its reports in different registration statements on Form S-8. Please tell us which registration statements on Form S-8 are active and, if the financial statements included in this Form 10-K are incorporated by reference into each of the Form S-8s, why the Form S-8s listed are not the same within each consent.

     The Registration Statements on Form S-8 listed in Ernst & Young LLP’s consent (Registration Nos. 333-162912 and 333-149625) are active. PricewaterhouseCoopers LLP referenced incorrect Registration Statements on Form S-8 in its consent. The Company will file an amendment to its Annual Report on Form 10-K with the revised consent from PricewaterhouseCoopers LLP. The Company expects to file this amendment no later than June 11, 2010.
Closing Comments
     The undersigned hereby acknowledges, on behalf of the Company, that
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the Staff has additional comments or questions after reviewing this response, please contact the undersigned at (770) 644-3231 or Ms. Debbie Frank at (770) 644-3321.

Very truly yours,
/s/ Stephen A. Hellrung
Stephen A. Hellrung
Senior Vice President, General Counsel and Secretary